Modiv Inc.
120 Newport Center Drive
Newport Beach, California 92660

May 26, 2022

VIA EDGAR

Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Catherine De Lorenzo

Re:	Modiv Inc.
Registration Statement on Form S-3
File No. 333-263985

Withdrawal of Request for Acceleration

Dear Ms. De Lorenzo:

Reference is made to our letter, filed as correspondence via EDGAR on May 26, 2022, in which we requested that the effective date of the above-captioned Registration Statement on Form S-3 be accelerated to 12:00 p.m., Eastern Time, on May 31, 2022, or as soon as practicable thereafter. We are no longer requesting that such Registration Statement on Form S-3 be declared effective at that time and hereby formally withdraw the request for acceleration pursuant to the May 26, 2022 letter.

Thank you for your assistance in this matter

Sincerely,

Modiv Inc.

/s/ Aaron S. Halfacre
Name:	Aaron S. Halfacre
Title:	President and Chief Executive Officer

cc:	Raymond J. Pacini
John Raney, Esq.
Lauren B. Prevost, Esq.
Seth K. Weiner, Esq.